                                                                  EXHIBIT (a)(4)

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218

Media Contact Only:
Duff Ferguson
212-969-1056

                     ACM MANAGED DOLLAR INCOME FUND, INC.
                    ANNOUNCES COMMENCEMENT OF TENDER OFFER
                    --------------------------------------

        NEW YORK, NY May 7, 1997 -- ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today that the Fund will commence a tender offer on May 8 for 7,081,253 shares of its common stock representing approximately 25% of the Fund's outstanding shares. The offer is for cash at a price equal to the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the date after the date the offer expires. On May 2, 1997, the net asset value of a share of the Fund was $13.98 per share and the per share market price on the NYSE was $13.125 representing a 6.16% discount from net asset value. The offer will expire at 12:00 Midnight Eastern Time on June 5, 1997, unless extended. The offer is in fulfillment of an undertaking regarding the possibility of a tender offer in 1995 and each subsequent year disclosed in the prospectus for the Fund's initial public offering in October 1993.

        The terms and conditions of the offer are set forth in the Fund's Offer to Purchase dated May 8, 1997 and the related Letter of Transmittal. A copy of these documents may be obtained from, and questions and requests for assistance should be directed to, the Depositary, State Street Bank and Trust Company, Corporate Reorganization, P.O. Box 9061, Boston, Massachusetts 02205, or by calling (800) 219-4218.

        The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund has current net assets of approximately $396 million and invests substantially all of the assets in U.S. and non-U.S. fixed income securities denominated in U.S. dollars with the primary investment objective of high current income and a secondary investment objective of capital appreciation.

        This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

S:\DEPT550\WIT-MIT\TEND-CM8.DOC